Exhibit 1A(5)(a)(ii)
Joint Life Level Term Insurance Rider

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                      GE LIFE AND ANNUITY ASSURANCE COMPANY
                      JOINT LIFE LEVEL TERM INSURANCE RIDER
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This rider provides level term life insurance on the life of the second insured to dies. We will pay the amount of insurance to the beneficiary under the same terms and conditions set forth in the policy with regard to payment of life insurance proceeds.

You means the policy owner.

Amount of Insurance
The Amount of Insurance payable under this rider at the death of the second insured to dies is shown in the policy data pages. We will not allow any increase or decrease to the rider's amount of insurance.

When this Rider is Effective
This rider goes into effect on the policy date, unless another effective date is shown in the policy data pages.

This rider will end on the earliest of:

o    the date the rider expires;
o    the date we receive a written request from you to end the rider; and
o    the date the policy ends for any reason.

The date the rider expires is shown in the policy data pages.

Limits on Contesting this Rider
We will not contest the amount of insurance originally provided by this rider after it has been in effect during the lifetimes of both insureds for two years from the effective date of this rider. We will not contest a reinstatement of this rider after the reinstatement has been in effect during the lifetimes of both insureds for two years from the date of reinstatement.

Misstatement of Age or Sex
If the age or sex of either insured person was misstated in the application for this rider, life insurance proceeds will be adjusted. The life insurance proceeds after adjustment will be the product of (a) and (b), where:

(a)      is the unadjusted life insurance proceeds; and
(b) is the ratio of (1) the most recent monthly cost of insurance deducted for this rider, to (2) the most recent monthly cost of insurance that should have been deducted for this rider at the true age or sex.

Suicide
If either insured person commits suicide, while sane or insane, within two years of the effective date of this rider, all coverage under this rider will end, and we will pay a limited amount to the owner. The limited amount will equal the total cost of insurance for this rider for the months it was in effect.

Limits on Effect of Other Riders
No benefit rider, other than a Disability Benefit Rider, will affect this rider. This rider will not increase the benefits paid under any other rider.

Reinstatement
You may reinstate this rider at the same time and under the same conditions as the policy.


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Cost of this Rider
This rider is issued in consideration of the application and the inclusion of the rider's monthly cost of insurance in the policy's monthly deduction.

The monthly cost of insurance for this rider is (1) multiplied by (2) where:

(1) is the Cost of Insurance Rate for this rider;  and
(2) is the rider's Amount of Insurance divided by 1000.

Cost of Insurance Rate
The monthly rate is based on each insured person's sex, age and rating class, and policy duration. The rates are determined by us according to expectations of future mortality, lapse, interest and expenses. We can change our schedule of declared rates from time to time, but they will never be more than the maximum rates shown in the Table of Guaranteed Maximum Insurance Rates. A change in declared rates will apply to all persons of the same age, sex and rating class and whose policies have been in effect for the same length of time.

This rider has no account value.

This rider is subject to the provisions of the policy.

For GE Life and Annuity Assurance Company

                                            /s/PAMELA S. SCHUTZ
                                                 President

Form P4471 1/95


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